NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	June 3, 2016

Canada:                TSX:                   KLS
United States:      NYSE MKT:     KIQ

Kelso Technologies Inc.
Shareholders Voting Results at Annual General Meeting

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) announces the following voting results following the Company’s 2016 Annual General Meeting of Shareholders (the “Meeting”) which was held June 2, 2016 in Vancouver.

A total of 22,210,491 common shares of the 46,071,752 common shares outstanding at the record date were voted at the Meeting, representing approximately 48.21% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

On a vote by ballot, each of the following nominees proposed by management was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	71.63	28.37
Neil Gambow	68.25	31.75
Peter Hughes	70.47	29.53
Anthony Andrukaitis	80.79	19.21
Phil Dyer	71.67	28.33
John R. O’Neill	79.87	20.13
Paul Cass	61.19	38.81

Other Matters Voted Upon

In addition, by resolution passed by an 82.36% affirmative ballot vote, Smythe CPA was appointed auditor of the Company for the coming year.

At a meeting of the Board of Directors held after the Meeting the following officers were appointed:

James R. Bond – President and Chief Executive Officer
Richard Lee – Chief Financial Officer
Anthony Andrukaitis – Chief Operating Officer
Neil Gambow – Chief Technology Officer
Kathy Love – Corporate Secretary

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service used in the safe handling and containment of hazardous materials during transport. Products are designed to provide economic and operational advantages while reducing the potential effects of human environmental harm during the transport of hazardous materials. The Company is recognized as a supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad North America.

For a more complete business and financial profile of the Company, please view the Company's www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A
www.kelsotech.com